ADVANCED BIOENERGY, L.L.C.
P.O. Box 424
Geneva, Nebraska 68361
Telephone (402) 759-3773
Facsimile (402) 759-3774

November 8, 2005

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:
Advanced BioEnergy, LLC
Responses to comments on Pre-effective Amendment No. 4 to registration statement.
Registration No. 333-125335

Dear Mr. Mancuso:

        We are in receipt of your letter dated November 7, 2004 providing comments on our Pre-effective Amendment No. 4 to registration statement on Form SB-2 as filed on November 7, 2005. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing a marked Pre-effective Amendment No. 5 to Form SB-2, which includes the revisions made pursuant to your comments, as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.

General

        1.     Please tell us whether you have any information about your financial position or results during your last completed quarter that would be material to your investors. Also, update your response to this comment as of the date you request that the registration statement be declared effective.

        RESPONSE: We have no information about our financial position or results during our last completed quarter that would be material to our investors. We will update this response as of the date we request the registration statement be declared effective.

Additional Information, page 97

2.
We note the text that you have deleted in the second paragraph of this section. Please revise so that your disclosure includes all of the information required by item 101(c) of Regulation S-B.

        RESPONSE: The registration statement has been revised to include all the information required by item 101(c) of Regulation S-B.

Exhibit 10.14

3.
Please tell us why the agreement with Fagen Engineering, LLC dated September 8, 2005, previously filed as Exhibit 10.14 to your registration statement, is no longer a material agreement.

        RESPONSE: The agreement with Fagen Enginnering, LLC dated September 8, 2005, previously filed as Exhibit 10.14 is no longer a material agreement as it has been terminated by the parties. Please find enclosed a letter from Advanced BioEnergy, LLC to Fagen Engineering, LLC dated November 7, 2005 and signed by Fagen Engineering, LLC.

        4.     We note that Exhibits A and B will not be used in your contract. Please tell us how you will determine the expenses contemplated by Section 5.2 of the agreement.

        RESPONSE: Exhibit 10.14 has been refiled in its correct form which should have omitted former Section 5.2—Reimbursement of Engineers Expense and former Section 5.6—Fee Schedule and Reimbursable Rate Schedule Subject to Change.

Additional Changes and Updates by the Registrant

        We have added two footnotes to our Capitalization Table to clarify that our table reflects gross proceeds before offering expenses are deducted and that our actual debt will be reduced by any grants, tax increment financing or incentives we receive.

        Status of Review of Form SB-2 by Florida, Iowa, Kansas, Nebraska, South Dakota, Texas and Wisconsin Securities Departments.

        Florida: Florida has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.

        Iowa: We have received comments from the state of Iowa and have previously provided copies of the comments and our responses to the Commission.

        Kansas: Kansas has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.

        Kentucky: We have not yet received comments from the state of Kentucky.

        Nebraska: We have received comments from the state of Nebraska and have previously provided copies of the comments and our responses to the Commission.

        South Dakota: South Dakota has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.

        Texas: We have received comments from the state of Texas and have previously provided copies of the comments and our responses to the Commission. We intend to withdraw our registration in the state of Texas and have amended our prospectus accordingly.

        Wisconsin: Wisconsin has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.

Sincerely,
/s/ REVIS L. STEPHENSON, III
Revis L. Stephenson, III
RLS/ Enclosures